Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Comsero, Inc.
2150 Market Street
DENVER, CO 80205
mcsquares.com

Up to $1,069,999.82 in Common Stock at $1.42
Minimum Target Amount: $9,999.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Comsero, Inc.
Address: 2150 Market Street, DENVER, CO 80205
State of Incorporation: DE
Date Incorporated: January 25, 2016

Terms:

Equity

Offering Minimum: $9,999.64 | 7,042 shares of Common Stock
Offering Maximum: $1,069,999.82 | 753,521 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.42
Minimum Investment Amount (per investor): $100.82

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Early Bird

First 48 hours - VIP Early Birds | 10% bonus shares

Volume

$250+ (10% discount on all regular priced mcSquares products purchased from mcSquares.com for the next 6 months)

$500+ (15% discount on all regular priced mcSquares products purchased from mcSquares.com for 1 year)

$2,500+ (20% discount on all regular priced mcSquares products purchased from mcSquares.com until a change of control)

The 10% Bonus for StartEngine Shareholders

Comsero, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.42/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $142. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Comsero, Inc., (dba "mcSquares"), manufactures and sells ingenious home and office products that inspire people to bring their creative ideas into the real world ...and do it with a touch of style.

Our vision is to create meaningful human connections in a time of increasing separation caused by technology. We are building an ecosystem of thinking tools that empower communication, discovery, and innovation. Our products are designed for the home, office and, home office.

Competitors and Industry

mcSquares is at the intersection of two large markets: indoor home decor and office supplies. The office supplies market is roughly a $250B market. The Indoor Home Decor market is a $680B market. Our competitors include Quartet, UBrands, Board

Dudes, Expo, Bic, Acco Brands, Mega Brands, and 3M.

Current Stage and Roadmap

Current Development Stage

Over the past 5 years, the company has worked on manufacturing with the key goal to re-launch the business. This was achieved in 2019. mcSquares began by outsourcing manufacturing to China in 2016. We converted the company to self-manufacturing in late 2017 and re-launched our company in early 2019.

After our re-launch, we have focused on our sales and product lines. We are currently running about $250,000 in monthly revenue, our margins range from 70% to 90% - selling primarily direct to consumers through Amazon and our own website.

Future Roadmap

In the first half of 2021, we will expand globally under Amazon's Global Partner Program.

In the second half of 2021, we will continue to expand our product offerings by both adding new manufacturing capabilities and through product extensions in the whiteboarding space.

The Team

Officers and Directors

Name: Anthony Franco

Anthony Franco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Product Development, Executive Management, and general operations of the business. Anthony's compensation is currently $90,000 per year with no additional equity compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other

highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on COMSERO, INC. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on COMSERO, INC. could harm our reputation and materially negatively impact our financial condition and business.

Any promise or mention of media exposure is beyond the company's control

The company may have upcoming or promised media exposure that will materially impact the company value. Any pending media coverage and its impact on the company value is Risks include but are not limited to: media cancelation, rescheduling causing stagnant inventory, interruption by breaking news, poor or negative positioning of the founder, editing that misrepresents the company in an unintentional manner.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anthony Franco	5,000,000	Common Stock	52.51
Anthony Franco	341,160	Series Seed Preferred Stock	52.51
Anthony Franco	591,344	Series 2018 Preferred Stock	52.51
Anthony Franco	516,895	Series 2019 Preferred Stock	52.51

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series 2018 Preferred Stock, Series 2019 Preferred Stock, Crowd SAFE - Q1 2020, Crowd SAFE - Q1 2020 Early Bird, Series 2020 Preferred Stock, and Convertable Note 1-21. As part of the Regulation Crowdfunding raise, the Company will be offering up to 753,521 of Common Stock.

Common Stock

The amount of security authorized is 12,250,000 with a total of 7,805,700 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Please see Material Rights below for voting rights in this offering.

Material Rights

Voting Rights in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Liquidation Rights for Common Stock

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Please review the rights related to Preferred Stock classes below and in the Certificate of Incorporation attached.

Options

Currently, the total common stock shares issued and outstanding total is 6,555,700. The total amount outstanding listed above includes an additional 1,250,000 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 900,000 with a total of 856,785 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Material Rights

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock, it being understood that the Series Seed Preferred Stock, the Series 2018 Preferred Stock and the Series 2019 Preferred Stock, which together constitute the Preferred Stock, shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution on parity with each other.

Dividend Rights

Holders of the Preferred Stock, in preference to the holders of the Company's Common

Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted, as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation Preference

Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion Rights

The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than $10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

Preferred Stock Warrants

The total amount outstanding does not include the 232,728 shares to be issued pursuatn to outstanding warrants. During 2017, the Company issued warrants to purchase a total of 77,576 shares of preferred stock. During 2019, the Company issued warrants to purchase a total of 155,152 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

Series 2018 Preferred Stock

The amount of security authorized is 1,900,000 with a total of 902,177 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Material Rights

All material rights are pari passu with Series Seed Preferred Stock.

Series 2019 Preferred Stock

The amount of security authorized is 1,200,000 with a total of 1,111,271 outstanding.

Voting Rights

The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Material Rights

All material rights are pari passu with Series Seed Preferred Stock.

Crowd SAFE - Q1 2020

The security will convert into Common stock and the terms of the Crowd SAFE - Q1 2020 are outlined below:

Amount outstanding: $260,753.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $11,000,000.00
Conversion Trigger: Liquidity Event (although we plan on converting in this next Start Engine Round)

Material Rights

Liquidity Event.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Crowd Safe Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. "Liquidity Event" means a Change of Control or an Initial Public Offering.

Crowd SAFE - Q1 2020 Early Bird

The security will convert into Common stock and the terms of the Crowd SAFE - Q1 2020 Early Bird are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $9,000,000.00

Conversion Trigger: Liquidity Event (although we plan on converting in this next Start Engine Round)

Material Rights

Liquidity Event.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Crowd Safe Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. "Liquidity Event" means a Change of Control or an Initial Public Offering.

Series 2020 Preferred Stock

The amount of security authorized is 1,250,000 with a total of 1,226,203 outstanding.

Voting Rights

Voting rights: (a) the holders of Series 2020 Preferred Stock, prior to the conversion of such stock to Common Stock, shall not have any voting rights other than those set forth as "protective provisions" under "Voting rights" below, which are subject to a vote of the "Requisite Holders" (as defined below), and (b) if, but for this clause, the number of shares of Common Stock that would be issuable to the holders of Series 2020 Preferred Stock upon the conversion of such stock to Common Stock represents more than 9.99% of the capital stock of the Company on a fully diluted basis, then the Conversion Price for the Series 2020 Preferred Stock applicable to such conversion shall be increased as necessary in order to lower the number of shares of Common Stock so issuable to the holders of Series 2020 Preferred Stock to 9.99%.

Material Rights

The Series 2020 Preferred Stock Shares will rank senior to the Company's Common Stock and pari passu with other Series Seed Preferred Stock as describe above, with respect to dividends, liquidation and dissolution.

Voting Rights

The Shares will vote together with the Common Stock and not as a separate class except as specifically provided herein or as otherwise required by law. A holder of Shares shall have a number of votes equal to the number of shares of Common Stock then issuable upon conversion of such share of Shares. Notwithstanding the foregoing, approval of the Requisite Holders shall be required as follows:

1. For so long as the Investor's shares represent at least five percent (5%) of the issued and outstanding common stock of the Company other than any such shares that are issued under or pursuant to the Company's equity incentive or stock option plan:

(a) New equity issuances, other than shares of the Company's capital stock issued at fair market value to an arm's length third party;

(b) Material non-arm's length transactions (including any change in salary, bonus or other compensation paid to a Company shareholder outside of the Company's Employee Option or Equity Incentive Plan who hold more than five percent (5%) of the Company's issued and outstanding capital stock other than any such shares that are issued under or pursuant to the Company's equity incentive or stock option plan), except for Founder Payments, subject to the provisions set forth in the "Proportionate Payments" section above;

2. Amendments to the organizational documents that disproportionately impact the rights or preferences of the Shares, or other actions that could materially and adversely alter the rights of the Shares.

The Investor will be required to reply to requests for approval within five (5) business days of the Company's sending a written request for such approval by email; lack of response within this time period implies approval.

Conversion Rights

Each of the holders of the Shares shall have the right to convert such holder's Shares, at any time, into shares of Common Stock. The initial conversion rate shall be 1:1 (subject to proportional adjustment for stock splits, stock dividends, combinations, recapitalizations and the like and as described below under "Price-Based Anti-Dilution") and subject to the adjustment described in the "Note" set forth above in the second paragraph of this Term Sheet.

Automatic Conversion: The Shares shall be automatically converted into Common Stock, at the then applicable conversion rate, (i) in the event that the holders of at least a majority of the outstanding Shares (the "Requisite Holders") consent to such conversion or (ii) upon the closing of a firmly underwritten public offering of shares of Common Stock for a total offering of not less than $10,000,000 (after deduction of underwriters' commissions and expenses) (a "Qualified IPO").

Right of First Refusal

The Company's Bylaws may contain a right of first refusal providing the Company with the right to purchase any Shares (or the Common Stock into which it may be converted) that a holder thereof proposes to sell to a third party. If the Company does not exercise such right, it shall be assigned to the Investor, who may exercise such right on a pro-rata basis based on the Investor's ownership of the Company comparing the number of the Investor's Shares (on an as-if converted basis) with the number of shares of issued and outstanding capital stock of all Company shareholders who have a right of first refusal relating to such shares of capital stock, provided that, in the Company's reasonable judgment, the Investor's exercise will not interfere with or delay the closing of any financings. Rights of first refusal shall not be exercisable in connection with de minimus transfers and transfers for estate planning purposes.

Convertable Note 1-21

The security will convert into Series seed prefered and the terms of the Convertable Note 1-21 are outlined below:

Amount outstanding: $438,000.00
Maturity Date: February 23, 2023
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $13,600,000.00
Conversion Trigger: Capital Raise

Material Rights

There are no material rights associated with Convertable Note 1-21.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series 2018 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $594,999.34
  Number of Securities Sold: 902,177
  Use of proceeds: Continuation of manufacturing build-out, operations, product development, IP filings
  Date: September 01, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $266,003.00
  Use of proceeds: Still in cash, will be leveraged for operations and marketing
  Date: April 29, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Series 2019 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $732,899.78
  Number of Securities Sold: 1,111,271
  Use of proceeds: Increased manufacturing capacity, marketing expansion, operations
  Date: December 16, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Cash reserves for the company.
  Date: April 29, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Series 2020 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 0

Use of proceeds: Marketing
Date: July 22, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $680,076.69
  Number of Securities Sold: 605,062
  Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 51.5% of funds Online marketing and PPC campaigns, 1 tradeshow Inventory 25% of funds Purchasing raw materials for in-house manufacturing Research & Development 10% of funds internal product designs and IP work Operations 10% of funds utilized to hire new production staff
  Date: November 18, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $438,000.00
  Use of proceeds: Inventory and marketing
  Date: February 23, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $610,697, compared to fiscal year 2018 revenue of $184,761. Comsero began as a product design company. We designed our products and intellectual property, outsourced the manufacturing, then sold the product under our own brand name. In late 2017, we decided to bring manufacturing in-house. In 2018 we retooled the company to be a vertically integrated enterprise, and the transition was costly. The transition carried through the first half of 2019.

Cost of Sales

Cost of sales in 2019 was $129,499, a slight increase, from costs of $113,412 in fiscal year 2018. The increase however related to our retooling project which produced higher revenue numbers in 2019.

Gross Profit/Margins

2019 gross profit increased by $409,849 over 2018 gross profit. We are currently running about $200,000 in monthly revenue, our margins range from 70% to 90% - selling primarily through our own internal sales team, through high-end dealers, on our own website and through Amazon. This improved performance was caused by our business development stage where we have a fully operating manufacturing facility ready to scale, and a marketing and sales engine to take advantage of our growth.

Expenses

The Company's expenses consist of, among other things, general and administrative expenses, research and development, and sales and marketing. Expenses in 2019 increased $461,320 from 2018 to be $1,173,253. This related to our re-tooling of the company in 2018 which was a costly transition and this transition carried into 2019.

Historical results and cash flows:

We have spent the last three years creating a manufacturing facility that can scale to what we believe our consumer demand is. That infrastructure was expensive and resource-intensive.

We are now ready for growth at scale. Our previous negative cash-flows are due to infrastructure build-out and market testing. We anticipate positive cash-flows at the end of 2021 coming from our hyper-focus on increasing direct-to-consumer sales. Therefore, historical results and cash flows are not fully representative of what investors should expect in the future as we begin this new phase of our business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has roughly $600,000 in cash on hand and AR with approximately $400,000 in retail inventory on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds raised will be used primarily for sales and marketing and manufacturing capacity, In other words, we do not need these funds to develop any new products, we want the funds to accelerate revenue growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We can operate profitably without any additional influx of capital. However, our desire is to grow a large consumer products company by capitalizing on our Shark Tank appearance and sell it to a strategic partner or private equity investor. We believe this crowdfunding raise will give us the resources needed to achieve our growth goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Based on our current revenue growth projections and our cash on hand, we will not need this raise to 'extend our runway'. This raise is to accelerate growth. If we do not raise this round, we will simply just grow slower.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our current revenue growth projections and our cash on hand, we will not need this raise to 'extend our runway'. However, if we raise our maximum funding goal, this will facilitate faster growth, and help us continue the longevity of the business.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The founder has a $350,000 line of credit available if required. Additionally, if we hit our internal growth milestones we may seek another round of financing in 2021 to continue our trajectory.

Indebtedness

- **Creditor:** Grand Avenue Investments
  Amount Owed: $176,682.00

Interest Rate: 12.0%

Maturity Date: March 01, 2022

September 2019, the Company issued warrants to purchase a total of 96,970 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

- **Creditor:** Anthem Capital / EVPI Investments I LP
  Amount Owed: $13,155.00
  Interest Rate: 12.0%
  Maturity Date: November 01, 2020
  In October, 2017, the Company entered into a Note Purchase Agreement, or the Note Agreement or the Notes to loan the Company $100,000. The $100,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $3,338 due from November 2017 through maturity of November 2020. During the year ended December 31, 2019 and 2018, the Company recorded annual interest expense of $40,683 and $38,944, respectively, to accrue for interest due on the notes.

- **Creditor:** CIT
  Amount Owed: $71,412.00
  Interest Rate: 8.512%
  Maturity Date: June 01, 2025
  On June 5, 2020, the company entered a financing agreement with CIT Bank for an equipment in the amount of $71,412, including an interest rate of 1.98%. The loan matures on June 1, 2025 after 60 monthly payments of $1,465.56.

- **Creditor:** Highland Capital
  Amount Owed: $217,575.00
  Interest Rate: 4.3%
  Maturity Date: June 01, 2025
  On May 7, 2020, the Company entered an equipment finance agreement with Highland Capital Corporation in the amount of $217,575. The loan carries an interest rate of 16% per year and matures on June 1, 2025 after one advance payment in the amount of $21,757.5 and to monthly payments in amount of $3,629.

- **Creditor:** Grand Avenue Investments
  Amount Owed: $120,064.00
  Interest Rate: 12.0%
  Maturity Date: June 01, 2022

During 2019, the Company issued warrants to purchase a total of 58,182 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%. As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

- **Creditor:** Flat Irons Bank
  Amount Owed: $70,100.00
  Interest Rate: 1.0%
  Maturity Date: April 22, 2022
  On April 12, 2020, the Company received a Paycheck Protection Program(PPP) loan from Flatirons Bank in the amount of $70,100. The loan carries an interest rate of 1% and matures 2 years from the loan date on April 13, 2022. Payments will be required beginning October 13, 2020. This loan may be forgiven subject to compliance and approval based on the timing and use of these funds in accordance with the program.

- **Creditor:** Small Business Administration
  Amount Owed: $340,000.00
  Interest Rate: 3.75%
  On April 20, 2020 the Company entered into a loan agreement with the Small Business Administration in the amount of $340,000. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $1,657 per month, and it will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note if the company decides to keep the loan. The company will use all the proceeds of this Loan solely as working capital.

Related Party Transactions

- **Name of Entity:** O'Leary Productions USA, LLC
  Relationship to Company: O'Leary Productions USA, LLC is a shareholder of Comsero, Inc.
  Nature / amount of interest in the transaction: O'Leary Productions USA LLC is a shareholder of Comsero, Inc
  Material Terms: O'Leary Productions USA LLC is a shareholder of Comsero, Inc. and Kevin O'Leary is also a paid strategic advisor for StartEngine, which owns the funding portal hosting this Offering. In his role as Strategic Advisor for StartEngine, Mr. O'Leary is paid $400,000 per year for three years. Mr. O'Leary has also received compensation in the form of 322,506 options of StartEngine

Crowdfunding, Inc. securities at a $7.50 strike price. Mr. O'Leary is a minority investor in Comsero, Inc.

Valuation

Pre-Money Valuation: $16,901,033.12

Valuation Details:

Comsero, Inc., dba mcSquares, determined the company's pre-money valuation after evaluating several factors of the business.

First, the company has proven its ability to bring products to market at scale and has mitigated risk through previous rounds. We compared this valuation to prior rounds we have conducted via Regulation Crowdfunding and have put that capital to work in order to raise our enterprise value including expanding globally, filing for more intellectual property, growing our capacity, engaging new partners, and launching new products.

Second, the company is a vertically integrated manufacturing and eCommerce company with 40 SKUs across 6 product families. We control our supply chain and our manufacturing processes so that we can adapt to market trends.

We have seen significant market and revenue growth. Including, 1,300% revenue growth from 2018 to 2020.

Finally, in addition to the above, we factored in our considered unfair advantages:

- 7 Issued Patents, 7 more pending

- 4 trademarks

- Material exclusivity

- Annual manufacturing capacity of over $18m

- $600,000 cash on hand, with an additional $175k in AR

Based on the above analysis, the company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $798,753 in Convertible Notes and SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.64 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  61.5%
  Used for additional ad-spend

- *Inventory*
  25.0%
  Used to purchase raw materials for inventory production.

- *Operations*
  10.0%
  Used to invest in production talent and manufacture inventory.

If we raise the over allotment amount of $1,069,999.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  51.5%
  Online marketing and PPC campaigns, 1 tradeshow

- *Inventory*
  25.0%
  Purchasing raw materials for in-house manufacturing

- *Research & Development*
  10.0%
  internal product designs and IP work

- *Operations*
  10.0%
  utilized to hire new production staff

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mcsquares.com (mcsquares.com/annualreport).

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/mcsquares

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Comsero, Inc.

[See attached]

COMSERO, INC DBA MCSQUARES

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Comsero Inc dba mcSquares
Denver, Colorado

We have audited the accompanying financial statements of Comsero Inc dba mcSquares (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Comsero Inc dba mcSquares as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

July 24, 2020
Los Angeles, California

COMSERO, INC.
BALANCE SHEET

As of December 31,		2019	2018
(USD $ in Dollars)			
ASSETS			
Current Assets:			
Cash & cash equivalents	$	123,227 $	5,611
Accounts receivable—net		17,333	30,713
Inventories		75,140	43,475
Prepaid expenses and other current assets		252,528	-
Total current assets		**468,228**	**79,799**
Property and equipment, net		127,349	135,007
Intangible assets, net		93,361	92,401
Total assets		**688,938**	**307,207**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Accounts payable		24,384	12,621
Credit Card		17,238	57,079
Other current liabilities		3,537	1,609
Short term Capital Lease		10,485	32,984
Short term Note payable		195,085	72,380
Total current liabilities		**250,730**	**176,673**
Note payable		231,126	41,159
Capital lease		121,022	103,030
Total liabilities		**602,879**	**320,862**
STOCKHOLDERS' EQUITY			
Common stock		557	557
Preferred stock		1,892,961	1,160,061
Additional paid-in capital		726,569	627,017
Retained earnings/(Accumulated Deficit)		(2,534,028)	(1,801,290)
Total stockholders' equity		**86,059**	**(13,655)**
Total liabilities and stockholders' equity	$	**688,938** $	**307,207**

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars, except per share data)				
Net revenue	$	610,697	$	184,761
Cost of goods sold		129,499		113,412
Gross profit		481,198		71,349
Operating expenses				
General and administrative		799,730		644,354
Research and development		500		2,336
Sale and marketing		373,024		65,242
Total operating expenses		1,173,253		711,933
Operating income/(loss)		(692,055)		(640,584)
Interest expense		40,683		31,425
Income/(Loss) before provision for income taxes		(732,738)		(672,009)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(732,738)	$	(672,009)

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2019 and 2018

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Receivable from Stockholders	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance—December 31, 2017	5,573,200 $	557	856,785 $	565,062	$ 593,763	-	$ (1,129,281)		$ 30,101
Net income/(loss)	-	-	-	-	-		(672,009)		(672,009)
Share based compensation	-	-	-	-	33,254		-		33,254
Issuance of preferred shares	-	-	902,177	594,999	-		-		594,999
Balance—December 31, 2018	5,573,200 $	557	1,758,962 $	1,160,061	$ 627,017 $	-	$ (1,801,290)		$ (13,655)
Net income/(loss)	-	-	-	-	-	-	(732,738)		(732,738)
Share based compensation	-	-	-	-	64,999	-	-		64,999
Warrant compensation					34,552				34,552
Issuance of preferred shares	-	-	1,111,271	732,900	-	-	-		732,900
Balance—December 31, 2019	5,573,200 $	557	2,870,233 $	1,892,961	$ 726,569	-	- $ (2,534,028)	-	$ 86,059

See accompanying notes to financial statements.

COMSERO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (732,738)	$ (672,009)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	40,007	32,609
Share based Compensation	64,999	33,254
Warrant based compensation	34,552	-
Debt discount and issuance amortization	2,727	3,960
Changes in operating assets and liabilities:		
Accounts receivable	13,380	(2,490)
Inventory	(31,665)	13,964
Prepaid expenses and other current assets	(252,528)	-
Accounts payable and accrued expenses	11,764	3,419
Credit Cards	(39,841)	13,774
Other current liabilities	1,928	1,609
Net cash provided/(used) by operating activities	**(887,414)**	**(571,909)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(32,349)	(145,159)
Sale of property and equipment	-	8,000
Purchases of intangible assets	(795)	(21,180)
Net cash provided/(used) in investing activities	**(33,144)**	**(158,339)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	400,000	19,263
Repayment of Notes	(90,054)	(96,614)
Payment of Debt Issuance Costs	-	-
Borrowings on Capital Lease	32,349	137,159
Repayments of Capital Lease	(36,857)	(31,633)
Issuance of Common Shares	-	-
Issuance of Preferred Shares	732,900	594,999
Net cash provided/(used) by financing activities	**1,038,338**	**623,174**
Cash—end of year	$ 123,227	$ 5,611
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -

See accompanying notes to financial statements.

1. SUMMARY

Comsero, Inc., dba mcSquares was previousy formed as Comsero, LLC on February 4, 2013 in the state of Colorado. The company converted to a C Corporation, Comsero, Inc on January 25, 2016 in the state of Colorado. The financial statements of mcSquares (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Comsero, Inc. builds unique products that inspire creativity and cultivate collaboration. We make products that make Whiteboarding better, we create the frameworks that make Whiteboarding effective, and we lead the community of Whiteboarders around the globe.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Comsero, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials	$ -	$ -
Work in Process		
Finished Goods	75,140	43,475
Total Inventories	$ 75,140	$ 43,475

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, and 2018, property and equipment consist of:

As of Year Ended December 31,	2019	2018
Computers and Printers	$ 29,823	$ 29,823
Machinery and equipment	178,607	146,259
Capital Lease Assets	(0)	(0)
Property and Equipment, at Cost	208,429	176,081
Accumulated depreciation	(81,081)	(41,075)
Property and Equipment, Net	$ 127,349	$ 135,007

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and 2018 was approximately $40,006, and $32,609 respectively.

The Company entered into a capital lease relating to equipment and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the lease.

5.   INTANGIBLE ASSETS

In 2019, the Company acquired $795 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $21,810 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $344 in Trademarks. There is no significant residual value and the trademarks are indefinite-lived.

The components of the Company's other intangible assets consist of the following definite-lived and indefinite-lived assets:

	December 31, 2019		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 86,937	$ (724)	$ 86,213
Trademarks	7,148	-	7,148
Total	$ 94,085	$ (724)	$ 93,361

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 85,977	$ (724)	$ 85,253
Trademarks	7,148	-	7,148
Total	$ 93,125	$ (724)	$ 92,401

Amortization expense for the year ended December 31, 2019 and 2018 was Immaterial. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2019:

Period	Amortization Expense	
2020	$	378
2021		378
2022		378
2023		378
Thereafter		944
Total	$	2,456

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 10,000,000 shares designated as $0.0001 par value common stock. Of the 10,000,000 common shares authorized, approximately 5,573,200 shares were issued and outstanding.

Preferred Stock – Series Seed and Series 2018

The Company's authorized share capital as of December 31, 2019 consisted of 2,510,878 shares preferred stock – series 2019. During fiscal year 2019, the Company issued 1,111,271 of the shares in return for $732,899.65 in cash.

The Company's authorized share capital as of December 31, 2018 consisted of 1,758,962 shares preferred stock – series seed. During fiscal year 2018, the Company issued 902,177 of the shares in return for $594,999 in cash.

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted, as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than $10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Preferred Stock Warrants

During 2019, the Company issued warrants to purchase a total of 155,152 shares of preferred stock – series seed at $0.7359 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $34,552. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7359, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 1.5%.

As of December 31, 2019, and 2018, none of the warrants outstanding have been exercised.

7. DEBT

Convertible Promissory Notes

In January 2018, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting January 1, 2018 and a note maturity date of January 1, 2020.

In August, 2019, the Company entered into a Note Purchase Agreement, or the Note Agreement or the Notes to loan the Company $250,000, and an additional $150,000. The initial $250,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $9,694 due from October 2019 through maturity of March 2022. The second $150,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum.

During the year ended December 31, 2019 and 2018, the Company recorded annual interest expense of $40,683 and $38,944, respectively, to accrue for interest due on the notes.

The Company recorded the Notes on the balance sheets as follows:

As of December 31,	2019	2018
Principal	$ 427,159	$ 117,212
Net unamortized debt discount	(947)	(3,674)
Net Carrying Value	$ 426,211	$ 113,539

The following table outlines future schedule of principal payments:

Period	
2020	195,085
2021	169,245
2022	62,829
2023	-
Thereafter	-
Total	**$ 427,159**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (15,226)	$ (48,875)
Valuation Allowance	15,226	48,875
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2018, are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (532,516)	$ (300,682)
Valuation Allowance	532,516	300,682
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $436,318 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $96,198, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Colorado jurisdictions for each year in which a tax return was filed.

9. SHAREBASED COMPENSATION

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2018, 215,500 shares are still available to be issued under the Plan.

Stock Options

In 2018, the Company granted 620,000 stock options under the Plan to various employees with a total grant date fair value of approximately $101,794. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

In 2019, the Company granted 479,954 stock options under the Plan to various employees with a total grant date fair value of approximately $289,917. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019	2018
Expected life (years)	10.00	10.00
Risk-free interest rate	1.5%	3.0%
Expected volatility	85%	85%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the options.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

COMSERO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Expected stock option term - The expected term for employee stock options represents the period that the stock options are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the stock option granted. The Company's expected term for non-employee options represents the contractual life of the award.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

Forfeiture rate - The Company records forfeitures in the period incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2017	414,500	$	0.12	8.96
Granted	620,000	$	0.20	
Execised				
Expired/Cancelled				
Outstanding at December 31, 2018	1,034,500	$	0.17	8.81
Granted	479,954	$	0.20	
Execised	-			
Expired/Cancelled	-			
Exercisable Options at December 31, 2019	1,514,454	$	0.18	7.12

Stock option expense for the years ended December 31, 2019 and 2018 was $64,999 and $33,254 respectively. Unrecognized stock option expense was $344,598 and $119,679.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases vehicles and equipment under operating lease arrangements expiring in 2019 through 2021. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

Year	Obligation	
2020	$	2,575
2021		644
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	$	3,219
Amount representing interest		-
Present value of future minimum lease payments		
		3,219
Less - current maturities		(2,575)
Long Term obligation under operating lease	$	644

Rent expense for the year ended December 2019 and 2018 was $8,079 and $9,817, respectively.

Capital Lease

The Company entered into capital lease arrangements relating to equipment. The lease periods range from three to five years. The repayments are made monthly and there is an option to purchase the assets at the end of the leases.

Future minimum lease payments under these capital leases as of December 31, 2019 were as follows:

Year	Obligation	
2020		40,282
2021		42,236
2022		36,120
2023		10,181
Thereafter		-
Total minimum future obligation	$	128,820

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 24, 2020, the date the financial statements were available to be issued.

From February 10, 2020 the April 29, 2020, the Company issued SAFE Convertible Notes to Wefunder investors for an aggregate amount of $360,753.

The agreements, which provide the right of the investors to future equity in the Company, are subject to a valuation caps ranging from $9,000,000 to $11,000,000. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Crowd Safe Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("Senior Preferred Holders") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

On April 12, 2020, the Company received a Paycheck Protection Program (PPP) loan from Flatirons Bank in the amount of $70,100. The loan carries an interest rate of 1% and matures 2 years from the loan date on April 13, 2022. Payments will be required beginning October 13, 2020. This loan may be forgiven subject to compliance and approval based on the timing and use of these funds in accordance with the program.

On April 20, 2020 the Company entered into a loan agreement with the Small Business Administration in the amount of $340,000. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $1,657 per month, and it will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note if the company decides to keep the loan. The company will use all the proceeds of this Loan solely as working capital.

On May 7, 2020, the Company entered an equipment finance agreement with Highland Capital Corporation in the amount of $217,575. The loan carries an annual percentage rate (APR) of 4.26% per year and matures on June 1, 2025 after one advance payment in the amount of $21,757.5 and to monthly payments in amount of $3,629.

On June 5, 2020, the company entered a financing agreement with CIT Bank for an equipment in the amount of $71,412, including an interest rate of 1.98%. The loan matures on June 1, 2025 after 60 monthly payments of $1,465.56.

On July 20, 2020, the company restated its articles of incorporation to authorize the issuance of 17,500,000 shares at $0.0001 par value, consisting of 12,250,000 shares of Common Stock, 900,000 shares of Series Seed Preferred Stock, 1,900,000 shares of Series 2018 Preferred Stock, 1,200,000 shares of Series 2019 Preferred Stock, 1,250,000 shares of Series 2020 Preferred Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations, and had an accumulated deficit of $2,5534,028 and $1,801,290 as of December 31, 2019 and 2018, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

M.C. Squares

Tech is hijacking your brain - set your ideas free with M.C. Squares



◎ Website 📍 DENVER, CO

MANUFACTURING CONSUMER PRODUCTS

$0.00 raised ⓘ

0	$16.9M
Investors	Valuation
$1.42	**$100.82**
Price per Share	Min. Investment
Common	**Equity**
Shares Offered	Offering Type
$1.07M	**Reg CF**
Offering Max	Offering

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

M.C. Squares manufactures and sells ingenious home and office products that inspire people to bring their creative ideas into the real world ...and do it with style.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

● Traction - 1,500 investors have already becomes shareholders

● Impact - 1.5 Billion sticky notes saved from landfills

● Growth - 1,300% revenue increase since 2018

      


TRACTION
1,500 Angel Investors
are already invested


IMPACT
Billions Saved
from landfills


GROWTH
1,300% Increase
over 3 years

OUR STORY

We're creating a dry-erase renaissance

(we call it a "Dry-erasaissance")
The places where we learn, work, and create are undeniably changing. M.C. Squares has reimagined productivity tools to better fit into your dynamic life. Simple, beautiful, and fun products to improve the way you think, express, organize and communicate.

- Reusable Dry-Erase Sticky Notes
- Smudge-Free Erasable Markers
- Desktop Whiteboard Surfaces
- Nesting Organizational Dry-Erase Tiles

THE PROBLEM

Technology is hijacking your brain!

People are just now discovering that those knuckled things at the ends of their wrists can do more than just scroll and type. They are craving simple products that make it easy for them to get their next genius idea out of their head and into the outside world.

THE SOLUTION

Not everything has to be hard

For the last few years, we've been developing radically simple products that are exciting to use: reusable dry-erase sticky notes (**Stickies**), smudge-free markers for dry-erase surfaces (**Tackies**), and desktop whiteboards (**Surfaces**), to name a few. All our product families combine to make an entire product ecosystem.

Curing cancer, rocket science, and the tough stuff, like organizing a home.
We get it. We aren't solving the world's toughest problems... But *our customers* are! Serious problem-solving requires innovative, distraction-free 'thinking' tools

are. Serious problem-solving requires innovative, distraction-free thinking tools. And we deliver.

THE MARKET

Capitalizing on an emerging market (one we are creating)



m·c squares
OFFICE SUPPLIES
$250B MARKET
HOME DECOR
$680B MARKET

Source, Source

As work and home blends, office supplies and home decor are overlapping. We call the opportunity at the intersection of these massive markets "whiteboarding" - and M.C. Squares is quickly becoming the category king.

Online Shelf Space. Yes It's a Thing.
With over 40 products (and growing) and thousands of 5-star reviews, we rule the search results in the category we are creating. Customers find us at the top of their search and see a brand they can trust. And we can cross-sell and upsell with our related products.



YOU ARE awesome
2CX59K
keep it up!
goal crusher
fabulous work
team PLAYER

Imagine yourself in the cereal aisle... Cheerios, Lucky Charms, Wheaties, and Fiber One are all made by one company in the same place, but they own a big chunk of

the shelf space in your grocery store.

We have that same presence and coverage online. But instead of grains and sugars in colorful boxes, we offer stylish products for your home & office. If we played the cereal analogy all the way through, we'd also be making the milk, bowls, and spoons.

OUR TRACTION

Revenue? I hope you're not afraid of heights...



GROSS PROFIT ↑ 3,000%
NET INCOME% ↑ 1,700%
REVENUE ↑ 1,300%

	2018	2019	2020
gross profit	$71k • 39%	$7481k • 79%	$2.1m • 84%
net income %	(364%)	(120%)	(21%)
revenue	$180k	$610k	$2.5m

*Please review our full financials in our Offering materials Exhibit E. We have provided audited financials for fiscal years 2018 and 2019, please note that 2020 audited financials are not currently available yet.

"Sales are skyrocketing, so buckle up!"

Making an Impact
As quickly as we're growing, we're mindful of our opportunities for responsible action. We are just at the beginning here, but to start:



RENEW
1 Tree Per Order
Over 40,000 So Far



REDUCE
1.5 Billion Paper
Sticky Notes Saved



GIVE
Products Donated To
Under-Funded Schools



SUSTAIN
100% Wind Used In
Denver Manufacturing

Media Coverage Matters. Ours is superb.
We've clearly got the attention of media, experts and influencers. They're featuring

We've clearly got the attention of media, experts and influencers. They're featuring us in stories about business, organization, home decor, design and creativity.

 "...so genius and help save paper."

 "I upgraded my simple fridge whiteboard to a m•c squares weekly planner"

 "Having these around is like having an arsenal of mini whiteboards that can go practically anywhere.."

 "...write thoughts, schedules or random doodles that sometimes lead to remarkably profound concepts or solutions."

 "With mcSquares Stock, You'll Help Collaboration Find Its Contrarian Heart"

 "One of the easiest eco-friendly alternatives to taking notes"

 "Ingenious Office Products"

 "2021 Editors Picks"

WHAT WE DO

Paranoid about staying ahead (way, way ahead)

That's why we are always innovating.

Building Intellectual Property

We've filed 14 patents with 7 issued so far. We have published 5 trademarks and have world-wide exclusivity on the material that sets many of our products apart, "Bubble Bond". As our "Dry-erasaissance" (you'll be saying it soon enough) takes off, more ingenious products will follow.

 **14** PATENTS FILED



Made By Our Team, Right Here

We make most of our own products in the USA. We make most of our own products in the USA.

(Not a typo. It's pretty damn important and worth repeating.)

Self-manufacturing gives us some pretty special advantages:

First, we have great gross margins. They are currently between 75-90%. That means it costs us very little to make our products compared to what we can sell them for. In fact, we make our products faster, better, and more economically than most overseas office supply manufacturers. And, we cut down on our carbon footprint by manufacturing close to home while paying our employees a whole lot more. "How?" Because we don't have tariffs to pay, shipping costs to incur, large inventory quantities to store, or long lead times to manage.

Second, making our own products also means we can launch product experiments within weeks, and for hundreds of dollars. Compare that to companies that spend months and tens-of-thousands to try out a new product line. Essentially we are "whiteboarding" our ideas by doing short-runs and testing our products in the real world. No focus groups, no costly market analysis.

Our formula for success is simple: *Launch. Listen. Scale.*

THE BUSINESS MODEL

Our foundation is customers Like You

(And... to be honest... bigger ones, too.)

We get it. You want easy-to-use tools to help you stay organized, communicate effectively, and ultimately conquer the chaos in your hectic life.

But we also have multinational corporations and institutions placing bulk orders of our products for their employees, facilitators, and students. We don't want to brag (yes, we do), but here are just a few:

   

   

OUR LEADERSHIP

Why whiteboarding? Our founder has a track record of starting, scaling and selling 4 successful companies. Two were to public companies. He's won dozens of awards for design, technology, and business innovation.

After his last exit, Anthony had a unique challenge -- create a company OUTSIDE the tech sector. Looking beyond the screen was the inspiration he needed:

> *The best ideas start with the mark of a hand - usually on a whiteboard.*

Truth: Anthony is kind of a whiteboard nerd (Okay, he's a GIANT whiteboard nerd). So when he enthusiastically pitched his products on Shark Tank, Kevin O'Leary lept at the opportunity.





Kristen
Vice President Marketing
Ian
Director Operations
Amanda
Director Public Relations
Amber
Production Manager
Alison
Graphic Designer
Ryan
Content Manager
Dell
Technical Lead
Crystal
Fulfillment Manager
Nicole
Video Producer
Kit
Production
Toby
Production
Sadie
Production
Brian
Production
Axel
Operations



























WHY INVEST

You’re still here… doesn’t that mean something?

You could continue to ride the market roller coaster, play landlord, or earn .05% interest from your savings account… but we’re trying to **wreck** boring, remember? Instead, diversify and become an angel investor in a growing start-up that creates products for everyday consumers like you.

Thousands of investors have already placed their bets on us because we’ve got the goods:

- a founder with a strong entrepreneurial track record
- a company with great sales growth and media traction
- patents, trademarks, and competitive advantages
- amazing products, made ourselves, sold direct to consumers, at scale

What does it mean to be an Angel Investor?

The JOBS Act makes it possible for almost anyone to become an ‘Angel Investor’ in early companies like M.C. Squares. Before these regulations were signed into law by President Obama, only accredited investors were allowed to make these types of investments.

Being an Angel Investor means you are an early shareholder in the company. You’re speculating that the value of the company could potentially continue to grow and that there could be an ‘exit’, like a sale of the company to another one, an acquisition, or an IPO. If an exit ever occurs, you would receive your share of the proceeds. Please remember investing in a startup is inherently risky and you should be aware of all the terms detailed in our offering information. With M.C. Squares, you’re betting that the founder and leadership will build a strong business. That’s something we know quite a bit about.

With us, you’ll also get the added benefits of early access to limited edition products, exclusive discounts, investor emails, private live video updates with our founder, and a front-row seat to the American dream.

Start investing with as little as $100 and become a part of our investor family. We will put your investment to work with new leadership hires, expanded manufacturing capabilities, and the roll-out of expertly calibrated marketing efforts. Your benefits start immediately - early access to new products, investor discounts, and the experience of helping a company grow.

The timing is right. Right now. We are making a positive impact, and you’ll be getting in early on the creation of a new category - reinventing whiteboarding with superior products. You made it this far, just one more step - choose the

superior products. You made it this far, just one more step - choose the investment tier on the right that aligns with your risk/reward appetite and let's do this... **together**.

Meet Our Team



Anthony Franco

Chief Executive Officer and Director

Along with founding 5 successful companies (including mcSquares) and holding multiple patents, Anthony previously held leadership positions in creative direction, feature film post-production, technological architecture, advertising production, enterprise product development, computer-aided design, hospitality management, and product manufacturing. Anthony's focus today as founder and CEO is to continue the growth and vision of the company.



Offering Summary

Company : Comsero, Inc.

Corporate Address : 2150 Market Street, DENVER, CO 80205

Offering Minimum : $9,999.64

Offering Maximum : $1,069,999.82

Minimum Investment Amount (per investor) : $100.82

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 7,042

Maximum Number of Shares Offered : 753,521

Price per Share : $1.42

Pre-Money Valuation : $16,901,033.12

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Bird

First 48 hours - VIP Early Birds | 10% bonus shares

Volume

$250+ (10% discount on all regular priced mcSquares products purchased from mcSquares.com for the next 6 months)

$500+ (15% discount on all regular priced mcSquares products purchased from mcSquares.com for 1 year)

$2,500+ (20% discount on all regular priced mcSquares products purchased from mcSquares.com until a change of control)

The 10% Bonus for StartEngine Shareholders

Comsero, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.42/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $142. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow M.C. Squares to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

About	Companies	Investors	Legal/Contact
Our Team	Get Funding	Start Investing	Terms of Use
Equity Crowdfunding 101	How It Works	Investing 101	Privacy Policy
Blog	Why StartEngine	Investor FAQ	Disclaimer
StartEngine Careers	Founder FAQ	Earn 10% Bonus	Annual Reports
Portfolio Job Board	Refer Founders	Form CRS	Help Center
	Partnerships		Contact Us



start engine

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Anthony:
Do you know those knuckled things at the end of your wrists? They can actually do more than text and scroll and click. They're actually a direct connection to your brain, you know, where the good stuff is and the tech you're using right now is getting in the way. Our products help you use these to get what's in here, out into the real world.

Anthony:
Hi, I'm Anthony CEO and founder of M.C. Squares. I'm a serial tech entrepreneur. Who's realized that technology has its limits, especially when formulating and communicating your creativity. That's exactly why I founded M.C. Squares. We have 40 simple yet ingenious products that consumers love, like your reusable, dry erase, sticky notes.

Anthony:

We call stickies. Our techie markers, which are smudge-free dry erase markers for glass and white and our desktop white boarding ideas center. We call surfaces and there's lots more. We are leading a dry erase Renaissance, a true Dryr-erase-issance. Try to say that twice. I'm here to raise capital from you because we are growing like math.

Anthony:

And I want to continue that growth. We also have some great new products we want to launch, and we want to expand globally as an investor, you'll receive exclusive sneak, peeks, and discounts, but the real reason you want to invest is because you'll become part owner in a rapidly growing company, making products right here in the USA.

Anthony:

Look, I'll admit it. Technology's good for some stuff like for you right now. To invest in us, click now and invest in M.C. Squares for as little as a hundred bucks. Technology is hijacking your brain. Set your ideas free with M.C. Squares.

Anthony:
Yeah. Okay, Mark. Okay. Okay. I got it. Thanks.

Mark:
We're really delighted to.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY "COMSERO, INC." IS DULY INCORPORATED

UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND

HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS

OFFICE SHOW, AS OF THE TWENTY-FIRST DAY OF JULY, A.D. 2020.

Jeffrey W. Bullock, Secretary of State

5946613 8300

SR# 20206308375

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 203317486

Date: 07-21-20

DocuSign Envelope ID: 370ECB58-CD1A-4310-951F-22AE0693131F

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:17 PM 07/20/2020
FILED 02:17 PM 07/20/2020
SR 20206308375 - File Number 5946613

COMSERO, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

COMSERO, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), **DOES HEREBY CERTIFY AS FOLLOWS:**

1. The name of this corporation is Comsero, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on January 25, 2016 under the name Comsero, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate Officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> **RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 7/20/2020.

COMSERO, INC

DocuSigned by:

By: ______________________

Anthony Franco, President

Exhibit A

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is COMSERO, INC. (the *"Corporation"*).

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, in the County of New Castle. The name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (as defined below), the following terms have the meanings set forth below:

"Board" shall mean the Board of Directors of the Corporation.

"General Corporation Law" shall mean the General Corporation Law of the State of Delaware.

Original Issue Price" shall mean $0.6595146 per share for both the Series Seed Preferred Stock, the Series 2018 Preferred Stock and the Series 2019 Preferred Stock and $0.0407763 per share for the Series 2020 Preferred Stock.

"Preferred Stock" shall mean, collectively, the Series Seed Preferred Stock, the Series 2018 Preferred Stock, the Series 2019 Preferred Stock, and the Series 2020 Preferred Stock, as each are referenced in Article V below.

"Requisite Holders" shall mean the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

"Restated Certificate" shall mean this Restated Certificate of Incorporation.

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

2

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 17,500,000 shares, consisting of (a) 12,250,000 shares of Common Stock, $0.0001 per share, (b) 900,000 shares of Series Seed Preferred Stock, $0.0001 per share (designated "*Series Seed Preferred Stock*"), (c) 1,900,000 shares of Series 2018 Preferred Stock, $0.0001 per share (designated "*Series 2018 Preferred Stock*"), (d) 1,200,000 shares of Series 2019 Preferred Stock, $0.0001 per share (designated "*Series 2019 Preferred Stock*"), and (e) 1,250,000 shares of Series 2020 Preferred Stock, $0.0001 per share (designated "*Series 2020 Preferred Stock*") . The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein.

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock, it being understood that the Series Seed Preferred Stock, the Series 2018 Preferred Stock, the Series 2019 Preferred Stock and the Series 2020 Preferred Stock, which together constitute the Preferred Stock, shall rank, with respect to dividend rights and rights on liquidation, winding up and dissolution, on parity with each other. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "*Deemed Liquidation Event*" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting.**

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock other than holders of outstanding shares of Series 2020 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder entitled to vote are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder entitled to vote could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock entitled to vote hereunder shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. For the avoidance of doubt, from and after the Series 2020 Preferred Stock is converted to Common Stock, the holders of such Common Stock shall be entitled to vote in the same manner as any other holder of Common Stock.

2.2   Election of Directors. Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3   Preferred Stock Protective Provisions. The Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. **Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "*Conversion Rights*"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the Requisite Holders, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "*Conversion Price*" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. The initial Conversion Price for each series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "*Contingency Event*"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of

Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "*Original Issue Date*" for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for any series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions.   In the event the

9

Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common

Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

        3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering of not less than $10,000,000 (after deduction of underwriters' commissions and expenses) pursuant to an effective registration statement under the Securities Act of 1933, as amended (a *Qualified Offering*"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "*Mandatory Conversion Time*"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

        3.11   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in

Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

 3.12 Adjustments to Conversion Price for Diluting Issuances.

 3.12.1 Special Definitions. For purposes of this Restated Certificate, the following definitions shall apply:

 (a) "*Option*" shall mean any right, option or warrant to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities from the Corporation.

 (b) "*Original Issue Date*" shall mean the date on which the first share of Preferred Stock of a particular series of Preferred Stock was issued.

 (c) "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities issued by the Corporation that are directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

 (d) "*Additional Shares of Common Stock*" with respect to a series of Preferred Stock shall mean all shares of Common Stock issued (or, pursuant to Section 3.1.2 below, deemed to be issued) by the Corporation after the Original Issue Date, other than the following shares of Common Stock and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively as to all such shares and shares deemed issued, "*Exempted Securities*"):

  (i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

  (ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on or subdivision of shares of Common Stock that is covered by Sections 3.4, 3.5, 3.6, 3.7 or 3.8;

  (iii) shares of Common Stock or Options to acquire shares

of Common Stock, including but not limited to stock appreciation rights payable in shares of Common Stock or in Options or Convertible Securities, issued to service providers pursuant to a plan, agreement or arrangement approved by the Board;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided that such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions pursuant to a debt financing or equipment leasing transaction approved by the Board;

(vi) shares of Common Stock, Options or Convertible Securities issued pursuant to a bona fide acquisition of another entity by the Corporation by merger or consolidation with, purchase of substantially all of the assets of, or purchase of more than fifty percent of the outstanding equity securities of, the other entity, or issued pursuant to a bona fide joint venture agreement, **provided**, that such issuances are approved by the Board;

(vii) shares of Common Stock, Options or Convertible Securities issued not for financing purposes in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships, *provided*, that such issuances are approved by the Board;

(viii) shares of Common Stock, Options or Convertible Securities issued or issuable as a result of a decrease in the Conversion Price of any series of Preferred Stock resulting from the operation of Section 3.12.3;

(ix) shares of Common Stock issued in an offering to the public pursuant to a registration statement filed under the Securities Act with, and declared effective by, the Securities and Exchange Commission; or

(x) the issuance or deemed issuance of Common Stock if the Corporation receives written notice from the majority of shares of each such series of Preferred Stock that would otherwise require adjustment to the Conversion Price under this Section 3.12, that no adjustment shall be made as a result of the issuance or deemed issuance.

3.12.2 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the date of the filing of this Restated Certificate shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability (including the passage of time) but without regard to any provision contained therein for a subsequent adjustment of such number including by way of anti-dilution adjustment) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.12.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration

15

payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 3.12.2(b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (1) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (2) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.12.3 (either because the consideration per share (determined pursuant to Section 3.12.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.12.2(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.12.3, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price of such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 3.12.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Sections 3.12.2(b) and 3.12.2(c)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to such Conversion Price that would result under the terms of this Section 3.12.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.12.3 Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.12.2), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issue, then and in each case, such Conversion Price then in effect shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP_2" shall mean the applicable Conversion Price in effect immediately after such issue or deemed issue of Additional Shares of Common Stock

"CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue or deemed issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue or deemed issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock reserved under equity incentive plans, equity compensation plans and stock plans, whether or not subject to outstanding options and all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued or deemed issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

"C" shall mean the number of such Additional Shares of Common Stock actually issued or deemed issued in such transaction.

3.12.4 Determination of Consideration. For purposes of this Section 3.12, the consideration received by the Corporation for the issue or deemed issue of any Additional Shares of Common Stock shall be computed as follows:

    (a)   Cash and Property: Such consideration shall:

        (i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

        (ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

        (iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

    (b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.12.2, relating to Options and Convertible Securities, shall be

18

determined by dividing

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.13 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 3.12.3, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period that are a part of such transaction or series of related transaction).

3.14 Adjustment of Conversion Price to Create Ceiling on Common Stock Percentage Ownership by Holders of Series 2020 Preferred Stock. Notwithstanding any provision hereof to the contrary, if, but for this clause, the number of shares of Common Stock that would be issuable to the holders of Series 2020 Preferred Stock upon the conversion of such stock to

Common Stock represents more than 9.99% of the capital stock of the Corporation on a fully diluted basis, then the Conversion Price for the Series 2020 Preferred Stock applicable to such conversion shall be increased as necessary in order to lower the number of shares of Common Stock so issuable to the holders of Series 2020 Preferred Stock to 9.99%.

4. **Dividends.**

4.1   Preferred Stock Dividend Preference. The Corporation shall not pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, a dividend on each outstanding share of Preferred Stock in an amount equal to 8% of the Original Issue Price (as defined below) per share of such Preferred Stock The foregoing dividends shall not be cumulative and shall be paid when, as and if declared by the Board.

4.2   Participation. If, after dividends in the full preferential amount specified in Section 1.1 for the Preferred Stock have been paid or set apart for payment in any calendar year of the Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a *pari passu* basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

4.3   Non-Cash Dividends. Whenever a dividend provided for in this Section 4 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

4.4   Waived Dividends. In the event that any Company shareholders waive or decline to accept the payment of any dividends for any reason,

5.   **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6.   **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of

Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: STOCK REPURCHASES.

If Section 500 of the California Corporations Code is applicable to the Corporation because of the amount of assets and/or number of stockholders in the State of California, then a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A.   **AMENDMENT OF BYLAWS.**   Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   **NUMBER OF DIRECTORS.**   Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   **BALLOT.**   Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   **MEETINGS AND BOOKS.**   Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE IX: DIRECTOR LIABILITY.

A.   **LIMITATION.**   To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of

Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to, any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An *"Excluded Opportunity"* is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, *"Covered Persons"*), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.